Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No.181
South Taibai Road, Xi’an, Shaanxi Province
People’s Republic of China 710065
Tel: (86) 29-88266368

May 6, 2010

VIA EDGAR

Ms. Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kingtone Wirelessinfo Solution Holding Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed May 5, 2010
File No. 333-166056

Dear Ms. Mills-Apenteng:

Kingtone Wirelessinfo Solution Holding Ltd (the “Company”) hereby requests an acceleration of the effective date of the above-captioned registration statement on Form F-1 to 4:00 P.M., Eastern Time on May 10, 2010, or as soon as possible thereafter.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the registration statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the registration statement.  We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

May 6, 2010

Thank you for your consideration of this request. Should you have any questions or require additional information, please contact the undersigned or our counsel, Elizabeth F. Chen, Esq., of Pryor Cashman LLP at (212) 326-0199.

Sincerely /s/ Peng Zhang Peng Zhang Chief Executive Officer